Goldenstone Acquisition Limited
4360 E. New York Street

Aurora, Illinois 60504

March 14, 2022

VIA EDGAR
Erin Purnell

Sonia Bednarowski

Division of Corporation Finance

Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldenstone Acquisition Limited

Registration Statement on Form S-1

File No. 333-257209

Dear Ms. Purnell and Ms. Bednarowski:

Goldenstone Acquisition Limited hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on March 16, 2022, or as soon thereafter as practicable.

Very truly yours,

GOLDENSTONE ACQUISITION LIMITED

By:	/s/ Eddie Ni
	Name:	Eddie Ni
	Title:	Chief Executive Officer